UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 5 August 2015

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

424 M

Board of Directors

Ian Phillips MNZM

Interim Chairman

Mr Iain Ross

Director

Acting CEO

Steve Coffey

Non-Executive Director

John O’Connor

Non-Executive Director

Prof Peter Gunning

Non-Executive Director

Bryce Carmine

Non-Executive Director

MARKET RELEASE

5 August 2015

NOVOGEN STRENGTHENS POSITION IN ATM PLATFORM BY LODGING NEW PATENTS

Sydney, August 5, 2015 – US-Australian drug discovery company, Novogen Limited (ASX:NRT; NASDAQ:NVGN) today announced it had taken steps to augment the Company’s dominant intellectual property position on its anti-tropomyosin (ATM) technology platform with the lodgement of final specifications for two new patents covering its pioneering platform.

According to Group Vice President of Drug Discovery and Development, Dr Andrew Heaton, these patent specifications cover a wide range of novel ATM compounds, including the Company’s lead ATM drug candidate, Anisina. These patents add to the two previous ATM patents lodged in May 2015.

The active ingredient of Anisina is a small molecule targeting a protein component of the actin microfilament called tropomyosin (Tpm3.1), which researchers have shown to be essential for tumor cell survival in vitro. Additional in vitro studies have shown that inhibiting the function of Tpm3.1 with this family of novel ATM compounds causes tumor cell death across a broad range of cancer cell types. Pending the outcome of its manufacturing and toxicology programs, Anisina is expected to start Phase 1 clinical trials (first in human) in 2016.

“Over the past 18 months Novogen scientists have perfected the design and synthesis of extensive libraries of novel ATMs, using the Company’s VAL-ID (Versatile Approach to Library based Iterative Design) approach,” Dr Heaton said.

“These final patent specifications represent two new families of ATMs and expand the structural diversity from the earlier ATM patents. The new patents focus on a range of new chemical libraries that are capable of enhanced specificity for the cancer-associated tropomyosin Tpm3.1, facilitating rapid lead identification.”

“These additional patent specifications are a significant part of the Company’s R&D commitment to the technology platform and protect a critical asset.”

“The patents enable Novogen to seamlessly commence a scale-up manufacturing process and to own that process outright. We have already commenced the large-scale manufacture of Anisina and have successfully produced multi-kilogram amounts to a standard suitable for advanced pre-clinical toxicity screening to allow us to conduct multiple clinical studies,” Dr Heaton concluded.

About Novogen

Novogen is a public, Australian-US drug development company whose shares trade on both The Australian Securities Exchange (NRT) and NASDAQ (NVGN). The Novogen group includes US-based, CanTx Inc., a joint venture company with Yale University. Novogen has two drug technology platforms [the superbenzopyrans (SBPs) and anti-tropomyosins (ATMs)] yielding drug candidates that are first-in-class with potential application across a range of oncology applications. Given the encouraging data from in vitro and in vivo pre-clinical Proof-of-Concept studies in the field of Oncology, our immediate focus is to advance our lead Oncology drug candidates pending successful completion of their respective toxicology programs. Ovarian cancer, colorectal cancer, malignant ascites, prostate cancer, neural cancers (glioblastoma, neuroblastoma in children) and melanoma are the potential clinical indications being pursued, with the ultimate objective of employing both technologies as a unified approach to therapy.

For more information, please visit www.novogen.com

Media Enquiries

Kym Robins

Marketing and Communications Manager

Novogen Group

E: Kym.Robins@novogen.com

+61 (0) 2 9472 4109

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “appear,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “should,” “would,” “may,” “target,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, Anisina and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, Anisina, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, Anisina that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to, Anisina, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.